Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

We compute our ratio of earnings to combined fixed charges and preferred distributions by dividing our earnings by the sum of our fixed charges and preferred distributions. We compute our ratio of earnings to fixed charges by dividing our earnings by our fixed charges. Earnings consist of net income before interest expense and noncontrolling interests that have fixed charges.

	Year Ended December 31, 2013 (a) (in thousands)	Year Ended December 31, 2012 (in thousands)	Period from June 23, 2011 to December 31, 2011 (in thousands)
Fixed charges:
Interest expense	$370	$—	$—
Capitalized interest	9,646	—	—
Preferred distributions (b)	16,223	—	—

Total fixed charges	$26,239	—	—

Earnings available for fixed charges:
Loss from continuing operations	$(20,074)	$(10,236)	$(42)
Fixed charges	26,239	—	—
Less: capitalized interest	(9,646)	—	—
Less: gain on remeasurement of equity method investment	(10,945)	—	—
Remeasurement of Series E units	2,057	—	—
Remeasurement of Preferred shares	1,810	—	—

Total earnings available for fixed charges	$(10,559)	$(10,236)	$(42)

Ratio of earnings to fixed charges	(c)	n/a	n/a

a)	Excludes discontinued operations.
b)	Includes distributions of $1,160,000 on Series A preferred shares, $14,906,000 on Series C convertible units and $157,000 on 3.5% convertible perpetual preferred units.
c)	Earnings for the year ended December 31, 2013 were inadequate to cover fixed charges by $36,798,000.